May 14, 2014

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Christian Windsor and Eric Envall

Re:	RCS Capital Corporation

Registration Statement on Form S-4

File No. 333-194804

Dear Mr. Windsor and Mr. Envall:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, RCS Capital Corporation (the “Company”) hereby requests acceleration of the effective date of the above-captioned Registration Statement, so that it may become effective at 4:00 p.m. Eastern Time on May 14, 2014, or as soon thereafter as practicable, or at such later time as may be orally requested.

The Company acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

RCS CAPITAL CORPORATION

By:	/s/ William M. Kahane
Name: William M. Kahane
Title: Chief Executive Officer